02058659

FORM 6-K

PE 9-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September

BG Group plc
100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date: 19 September 2002

By:
John Griffin
Authorised Signatory

BG Group

100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT

Telephone 0118 935 3222
Fax 0118 929 2674

BG Group plc

19 September 2002

BG Group appoints new Non-Executive Director

BG Group plc is delighted to announce the appointment of Sir Robert Wilson as a Non-Executive Director. Sir Robert will be a member of the Audit Committee of the BG Group plc Board.

Sir Robert is currently Chairman of Rio Tinto and also a director of Diageo plc. In addition, he has, within the last five years, been a director of BP plc and The Boots Company PLC.

BG Group plc confirms that there are no details to be disclosed under Section 16.4(b) of the Listing Rules.

Notes to Editors

BG Group works across the spectrum of the gas chain, with an operational strategy to develop gas markets and construct infrastructure in tandem with its exploration interests. Active on five continents in some 20 countries, it operates four business segments – Exploration & Production, LNG, Transmission & Distribution and Power Generation. BG's core asset areas are in the UK, Southern Cone, Egypt, Kazakhstan, India and Trinidad & Tobago.

Enquiries:

Charles Bland
Executive Vice President, Policy and Corporate Affairs + 44 (0) 118 929 3989

Robin O'Kelly
Head of Communications + 44 (0) 118 929 3186

Chris Lloyd
Head of Investor Relations + 44 (0) 118 929 3018

www.bg-group.com